Filed by Tyson Foods, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12(b)
under the Securities Act of 1934
Subject Company: IBP, inc.
Commission File No. 1-6085
June 18, 2001

Media Contact: Ed Nicholson

(501) 290-4591

Investor Contact: Louis Gottsponer

(501) 290-4826

Tyson and IBP Meet on Proposed Merger

Springdale, Arkansas - June 18, 2001 - Tyson Foods, Inc. (NYSE: TSN) announced that it and IBP, inc. (NYSE: IBP) held a positive and productive meeting Sunday afternoon. Both parties agreed to work toward completing a merger of the two companies on financial terms identical to those previously agreed. Although details have not been finalized, based on these discussions, Tyson does not currently expect to appeal Friday's decision of the Delaware Chancery Court. John Tyson, Chairman, President and CEO of Tyson said, "As I first said in December, combining the operations of Tyson and IBP will create a protein company with unmatched reach. The new company will have unparalleled ability to develop innovative, branded food products that fit today's changing consumer lifestyles."
Mr. Tyson continued, "The management of both Tyson and IBP continue to believe the combination of these two companies is a great strategic and financial decision, a fact both Bob Peterson and I testified to at trial. We both performed our duties as senior managers of our respective companies in the courtroom and harbor no resulting ill will. We are satisfied that IBP's accounting issues have been resolved and have every confidence in Dick Bond and his management team. We look forward to their contribution as we work together to run the world's premier protein provider."

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

About IBP, inc.

IBP, inc., headquartered in Dakota Dunes, South Dakota, is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated annual sales exceeding $16 billion, employs 50,000 people.

Forward Looking Statements.

Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290- 4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.